PRESS RELEASE

Klondex Enters into Toll Milling Agreement with LKA Gold

Vancouver, BC – December 3, 2014 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) (“Klondex” or the “Company”) announces that its subsidiary, Klondex Midas Operations, has entered into a toll milling agreement with LKA Gold, Inc. (OTCQB:LKAI) to process high grade ore produced from the Golden Wonder Mine at Klondex’s Midas mill.

The toll milling agreement with LKA has a one year term beginning December 1, 2014, and is subject to renewal annually. Under the terms of the agreement, high grade ore, greater than 51.4 g/t (1.5 opt) Au from the Golden Wonder Mine, located near Lake City, Colorado, will be delivered to the Midas Mill for processing. Pursuant to the toll milling agreement, all dore produced will become the property of Klondex, and Klondex will pay LKA the value of the recovered gold minus all toll mill charges.

Mike Doolin, Klondex VP Business Development and Technical Services stated, “This agreement marks the second toll milling agreement put in place since we bought Midas in February. Processing third party material makes good use of the mill, while still leaving us with ample capacity as we continue to develop the Midas and Fire Creek mines. We look forward to working with the LKA team on the Golden Wonder project.”

Klondex is presently evaluating other toll milling opportunities to determine which materials are best suited to being processed at the Company’s Midas Mill.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1,200 tons per day milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been in operations since 1998. Fire Creek is located approximately 100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

For More Information
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information

A production decision at the Midas mine was made by prior owners of the mine, prior to the completion of the acquisition of the Midas mine by Klondex. To the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 but was based on internal studies conducted by the prior owner of the mine. Klondex has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the availability of potential toll milling opportunities. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com